MYLAN LABORATORIES INC.
1500 Corporate Drive
Canonsburg, PA 15317

June 14, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549
Attn:	Pamela W. Carmody, Esq. Zafar Hasan, Esq.

Re:	Mylan Laboratories Inc. Commission File No. 333-118828 – Application for Withdrawal

Dear Ms. Carmody and Mr. Hasan:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Mylan Laboratories Inc. (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-4, together with all exhibits thereto, Commission File No. 333-118828 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2004.

The Registration Statement was filed to register the issuance of up to 217,295,525 shares of the Registrant’s Common Stock, $.50 par value per share (the “Shares”), in connection with the proposed merger of a subsidiary of the Registrant with and into King Pharmaceuticals, Inc. (“King”) pursuant to an Agreement and Plan of Merger dated as of July 23, 2004 (the “Merger Agreement”). By agreement dated February 27, 2005, the Registrant and King terminated the Merger Agreement. The Registration Statement has not been declared effective by the Commission, and no Shares have been sold in connection with the proposed transaction.

Accordingly, we request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Registrant also requests, in accordance with Rule 457(p), that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 724-514-1800.

Sincerely,

/s/ Edward J. Borkowski

Edward J. Borkowski
Chief Financial Officer